SKADDEN, ARPS, SLATE, MEAGHER & FLOM 世達國際律師事務所
AFFILIATE OFFICES

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG —————— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com	—————— BOSTON CHICAGO HOUSTON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, D.C. WILMINGTON —————— BEIJING BRUSSELS FRANKFURT LONDON MOSCOW MUNICH PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

July 16, 2021

VIA EDGAR

Mr. John Stickel

Ms. Susan Block

Mr. John Spitz

Mr. Ben Phippen

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	AMTD Digital Inc. (CIK No. 0001809691)
Registration Statement on Form F-1

Dear Mr. Stickel, Ms. Block, Mr. Spitz, and Mr. Phippen,

On behalf of our client, AMTD Digital Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated July 15, 2021 on the Company’s Amendment No. 3 to registration statement on Form F-1 filed on July 2, 2021. Concurrently with the submission of this letter, the Company is filing herewith Amendment No. 4 to the Company’s registration statement on Form F-1 (the “Registration Statement”) via EDGAR to the Commission.

The Company respectfully advises the Staff that as the Company has already commenced the roadshow, the Company, together with the underwriters, plans to file the joint acceleration requests as soon as the Staff’s comments are cleared. The Company would appreciate the Staff’s continued assistance to help the Company meet its timeline.

U.S. Securities and Exchange Commission

July 16, 2021

Comment in Letter Dated July 15, 2021

The Staff’s comment from its letter dated July 15, 2021 is repeated below in bold and is followed by the Company’s responses. The Company has included page references in the Registration Statement where the language addressing the comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 3 to Form F-1 filed July 2, 2021

Overview, page 2

1.

We note your response to our prior comment 1 and reissue in part. We note your disclosure at page 2 that you had applied previously for a license from the Monetary Authority of Singapore for a digital wholesale banking license and that the MAS had granted licenses to other applicants. We further note your disclosure that you are actively pursuing the digital banking license opportunity. From a December 4, 2020 media release by the MAS, it appears that the MAS is not currently accepting further applications at this time. If true, please clarify your disclosure accordingly. Please explain how you are currently actively pursuing a digital banking license, such as the future steps involved in the application process and where the company currently is within the application process. Similarly, please advise us of the date that Applaud submitted its application to the MAS for a direct insurance license, and disclose any remaining steps involved in that application process and where the company currently is within such application process.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 19, 21, 65, 73, 74, 131, 132, 142, and F-71 to clarify the status of the applications.

* * *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures

cc:	Frederic Lau, Director and President, AMTD Digital Inc.

Mark Chi Hang Lo, Chief Executive Officer, AMTD Digital Inc.

Xavier Ho Sum Zee, Chief Financial Officer, AMTD Digital Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Robert Lui, Partner, Deloitte Touche Tohmatsu

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP